August 5, 2016

VIA EDGAR
Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549-7010

Re:    Babcock & Wilcox Enterprises, Inc.
Comment Letter dated July 22, 2016
Form 10-K for the year ended December 31, 2015 filed February 25, 2016
Form 10-Q for the period ended March 31, 2016 filed May 10, 2016
Form 8-K filed May 10, 2016
File No. 1-36876

Dear Ms. Rocha:

This letter is Babcock & Wilcox Enterprises, Inc.'s ("B&W" or the "Company") response to the Staff's July 22, 2016 comment letter based on the Staff's review of the Company's Form 10-K for the year ended December 31, 2015, Form 10-Q for the period ended March 31, 2016 and the Form 8-K filed on May 10, 2016. For your convenience, each of the Staff's comments has been reprinted below in bold italics, followed by our responses.

Form 10-K for the year ended December 31, 2015

Management's Discussion and Analysis - Provision for Income Taxes, page 34

1.
Given the significant fluctuations in your effective tax rate from period to period and the number and nature of items impacting your effective tax rate (e.g., foreign rate differential, tax credit and manufacturing deduction), please expand your disclosures to quantify all the material factors as well as whether the material factors impacting the effective tax rate are expected to have a continuing impact. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.4. of the Financial Reporting Codification for guidance.

Response: We acknowledge the Staff's comment and are providing the following supplemental information about our effective income tax rate. The primary drivers of changes in our effective income tax rate are the effect of the mark to market adjustments on the jurisdictional mix of pre-tax earnings and discrete items. Significant volatility in our effective income tax rate is expected to continue based on the nature of these items. In future filings, we will expand our disclosures in Management's Discussion and Analysis ("MD&A") to quantify the material factors impacting income tax expense and the effective tax rate and highlight the matters that are expected to have a continuing impact on income tax expense.

The following underlined text is an example of what our enhanced income tax disclosure would look like in MD&A in the Form 10-K for the year ended December 31, 2015:

	Year Ended December 31,
(In thousands, except percentages)	2015	2014	2013
Income (loss) from continuing operations before income taxes	$20,205	$(36,618)	$212,489
Income tax provision	$3,671	$(24,728)	$72,011
Effective tax rate	18.2%	67.5%	33.9%
We operate in numerous countries that have statutory tax rates below that of the United States federal statutory rate of 35%. The most significant of these foreign operations are located in Canada, Denmark and the United Kingdom with tax rates of approximately 27%, 24% and 20%, respectively. Our jurisdictional mix of income (loss) before tax can be significantly affected by MTM adjustments for our pension and postretirement plans, which are primarily in the United States.

In 2015, these MTM adjustments resulted in a net loss in the United States, which was tax-effected at U.S. statutory tax rates. When these tax benefits, which are realized in a relatively high tax jurisdiction, are combined with the tax expense generated in foreign jurisdictions with relatively lower statutory tax rates, a low net effective tax rate resulted because we have income before the provision for income taxes.

In 2014, the MTM adjustments resulted in a net loss in the United States that was partially offset by earnings in foreign jurisdictions. Under these circumstances, the relatively higher U.S. tax rate combined with the lower tax rates applicable in foreign jurisdictions resulted in a relatively high effective tax rate because we have a loss before the provision for income taxes.
Income (loss) before provision for income taxes generated in the United States and foreign locations for the years ended December 31, 2015, 2014 and 2013 is presented in the table below.

	Year Ended December 31,
(In thousands)	2015	2014	2013
United States	$(20,748)	$(64,084)	$135,966
Other than the United States	$40,953	$27,466	$76,523
Income (loss) before provision for (benefit from) income taxes	$20,205	$(36,618)	$212,489
In addition to jurisdictional mix of earnings, our income tax provision and our effective tax rate are also affected by discrete items that do not occur in each period and recurring items like foreign tax and research credits, nondeductible expenses and manufacturing tax benefits.

In 2015, we had net unfavorable discrete items of approximately $2.7 million, primarily related to revaluing our state deferred taxes, which increased the effective tax rate in 2015 by approximately 14%. The recurring items largely offset each other.

In 2014, we had net favorable discrete items of approximately $4.0 million primarily related to the receipt of a favorable ruling from the United States Internal Revenue Service that enabled us to amend prior year United States income tax returns for 2010 to 2012 to exclude distributions of several of our foreign joint ventures from domestic taxable income. Because 2014 was a loss year, this benefit resulted in an increase to the effective tax rate of approximately 11% in 2014. In addition, the foreign tax and research credits further increased our effective tax rate by approximately 8%.

Discrete items are dependent on future events that management is unable to reasonably forecast. Consequently, we cannot predict the amount or significance of such items on our effective tax rate in future periods.

Form 10-K for the year ended December 31, 2015

Critical Accounting Policies and Estimates, page 37 - Pension Plans and Postretirement Benefits, page 38

2.
You determine your discount rate on a review of published financial data and discussions with your actuary regarding rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of your pension and postretirement plan obligations. We note that there was minimal change in the discount rate used to determine the net periodic benefit obligations at December 31, 2014 and December 31, 2015 for your pension benefits. Specifically at December 31, 2014 a discount rate of 3.99% was used compared to 3.98% at December 31, 2015. Similarly there was no change in the weighted average discount rate assumption used to determine net periodic benefit cost for the years ended December 31, 2014 and December 31, 2015. We also note that a .25% increase in your discount rate based on the sensitivity analysis provided on page 39 could cause a $29.6 million decrease in pension expense compared to pre-tax income of $20.2 million recorded during the year ended December 31, 2015. In this regard, please help us better understand how you arrived at the appropriate discount rate to use each period in accounting for your pension plans pursuant to ASC 715.

Response: We acknowledge the Staff's comment and are providing the following supplemental information about how we arrived at the appropriate discount rate to use each period in accounting for our pension plans pursuant to ASC 715. We determine a discount rate for each of our pension plans based on a review of published financial data and discussions with our actuaries regarding rates of return on high-quality, fixed-income investments currently available and expected to be available during a period that corresponds with our expected benefit plan payments. We also review and discuss other key assumptions with our actuaries such as the timing of expected benefit plan payments and yield curve alternatives. The selected discount rates reflect the points along the yield curve at which the estimated pension benefits could be effectively settled in the future.

At December 31, 2015, our disclosure of the weighted-average discount rate used to remeasure the plans was incorrect and should have been 4.26%, which is an increase of 26 basis points over the rate at December 31, 2014. Our mark to market remeasurements each period used the correct discount rates; only our disclosure of the weighted-average discount rate at December 31, 2015 was subject to the clerical error. We have concluded that the other quantitative and qualitative disclosures in the Notes to the financial statements, MD&A and Critical Accounting Policies and Estimates reasonably reflect the key assumptions and judgments we made in developing our discount rates and applying them to our pension obligations at December 31, 2015. Accordingly, we believe a revision to our previously filed Form 10-K for the year ended December 31, 2015 is unnecessary. We will correct the disclosure of the weighted-average discount used at December 31, 2015 the next time it appears in our financial statements.

3.
Further reconcile the statement on page 33 that "the MTM loss in 2015 was primarily related to actual return on assets that fell short of the expected return, offset by an increase in the discount rate used to measure our benefit plans liabilities" to the fact that your discount rate on page 71 did not appear to change as noted in the comment above.

Response: We acknowledge the Staff's comment and are providing the following supplemental information about the discount rate we used at December 31, 2015. The actual return on plan assets held was a combined net loss of $23.2 million for the year ended December 31, 2015. As discussed in the response to comment 2 above, the weighted-average discount rate used at December 31, 2015 was 4.26%, which was 26 basis points higher than the 4.00% rate used at December 31, 2014. These two factors are the primary drivers of the $40.2 million mark to market loss in 2015.

Form 10-Q for the Period Ended March 31, 2016

Management's Discussion and Analysis - Results of Operations, page 17

4.
We note that the additions to your accrued warranty expense increased as a percentage of revenue as well as a percentage of payments during the three months ended March 31, 2016 compared to prior periods. The net additional accrued warranty expense recorded during the three months ended March 31, 2016 was approximately $2.4 million compared to pre-tax income of $17.2 million. Please expand your discussion to address significant changes in your accrued warranty expense, including the facts and circumstances driving the changes and whether you expect the facts and circumstances to continue in the future. See Item 303(a)(3) of Regulation S-K.

Response: We acknowledge the Staff's comment and are providing the following supplemental information about our warranty accruals. Our expected future warranty costs are accrued over the life of our long-term contracts as part of our percentage-of-completion calculations. The warranty accrual is estimated based on historical experience, size, scope and complexity of the equipment being designed, delivered and/or installed. Warranty estimates, as with all contract costs, are updated each period as part of the percentage-of-completion calculation associated with each of our contracts. Additions to the warranty accrual are primarily driven by sales volumes. Other movements in our warranty accrual balance are not driven by current period sales. Our warranty periods generally begin after a long-term contract is completed and cover a period of one to two years, but may extend as long as five years for certain products. As such, warranty payments and expirations would normally lag significantly the period in which the corresponding contract revenue was recognized.

Additions to the warranty accrual increased $1.8 million to $5.7 million in the first quarter of 2016 compared to an accrual of $3.9 million in the first quarter of 2015. The 2016 first quarter increase was driven by a single warranty repair that exceeded our historical experience, an increase in the estimated warranty cost included in the estimates to complete certain contracts, and a change in the mix of products in the two periods. None of the quarter-to-quarter variances are indicative of a change in trend or are material to the results of any of the reportable segments; therefore, we did not include further discussion in MD&A. We will carefully consider future changes in warranty accruals and provide disclosure as required under Item 303(a)(3) of Regulation S-K in future filings to the extent such changes are material.

Form 8-K filed May 10, 2016

5.
We note you present projected Adjusted EPS for 2016 without presenting and reconciling to a corresponding GAAP amount. Please review the guidance provided in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 when preparing your next earnings release.

Response: We acknowledge the Staff's comment and will review the guidance provided in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 when preparing its next earnings release.

In our earnings releases, management believes discussing the Company's results of operations on an adjusted basis provides an enhanced understanding of our segments' results from operations without non-routine events/transactions and non-operational charges. Accordingly, our adjusted earnings per diluted share guidance excludes the impact of certain items, primarily comprised of restructuring activities, transaction-related expenses associated with business combinations, impairments of long-lived assets, spin-off related costs and mark to market adjustments to our pension and other postretirement benefit liabilities. The impact on earnings per diluted share ("EPS") from continuing operations of adjusting for such items at March 31, 2016 was $0.07 (adjusted EPS of $0.27, GAAP EPS of $0.20). It was not possible at May 10, 2016 to identify the potential amount or significance of non-GAAP adjustments for the balance of the year as many of them had not occurred. Additionally, certain non-GAAP adjustments require future market-related inputs in order to measure their impact on earnings that we believe cannot be reasonably estimated at an interim date. For example:

•
mark to market adjustments to our pension and other postretirement benefit plan liabilities are recorded only at December 31 and at interim dates if a remeasurement event occurs, as defined by ASC 715-30-35. The mark to market adjustments to our benefit plans are computed using inputs on the remeasurement date and are not reliably estimated by management in advance of these dates. Additionally, because our total pension and other postretirement benefit plan liabilities are large compared to our annual operating results, the impact of the year-end mark to market adjustments has historically been significant;

•
impairments of long-lived assets would be included as an adjustment to earnings in our earnings release only if management had concluded the criteria in ASC 360-10 had been met during the period and the impairment charge was reflected in the associated consolidated and combined financial statements for the period, which cannot be known in advance; and

•
transaction-related expenses associated with business combinations are only presented as an adjustment to earnings per diluted share if a transaction is consummated and could vary significantly based on the location and size of the acquired business as well as the method of acquisition.

As noted above, at the time we provided our 2016 adjusted EPS guidance in the Form 8-K filed May 10, 2016, it was not possible to identify the potential amount or significance of the items discussed above, as they had not occurred. Accordingly, management was unable to reconcile the Company's adjusted EPS guidance for full-year 2016 without unreasonable effort. We also believe that providing the full-year reconciliation would likely provide GAAP estimates of EPS that would be materially different than actual GAAP EPS for the full-year or would omit unknowable items and also not represent GAAP EPS.

To the extent we provide adjusted EPS guidance in future earnings releases, we will incorporate language similar to the following disclosure:

"Management has provided full year adjusted earnings per diluted share ("adjusted EPS") guidance in the Outlook section of this earnings release. It is not possible for management to identify the amount or significance of future adjustments associated with potential mark to market adjustments to our pension and other postretirement benefit plan liabilities or other non-routine costs that we adjust in our presentation of adjusted EPS guidance. These items are dependent on future events and/or market inputs that are not reasonably estimable at this time. Accordingly, management is unable to reconcile without unreasonable effort the Company's forecasted range of adjusted EPS for the full year included in the Outlook section of this earnings release to a comparable GAAP range. However, items excluded from our adjusted EPS guidance include the adjustments noted in the tables above for the current period."

Additionally, to the extent we can identify and reasonably estimate future adjustments that we plan to adjust in our presentation of the GAAP to non-GAAP reconciliation of EPS, we will include them in our earnings release.

* * * * *

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your feedback on our financial reporting. Should you have any questions about our responses, please contact me directly at (330) 860-1770 or dwhoehn@babcock.com.

Sincerely,

/s/ Daniel W. Hoehn
Daniel W. Hoehn
Vice President, Controller and Chief Accounting Officer
Babcock & Wilcox Enterprises, Inc.

cc:	Nudrat Salik, Staff Accountant, SEC Division of Corporation Finance
Jenny L. Apker, Senior Vice President and Chief Financial Officer, Babcock & Wilcox Enterprises, Inc.
J. André Hall, Senior Vice President, General Counsel and Corporate Secretary, Babcock & Wilcox Enterprises, Inc.